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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
124

SEC FILE NUMBER
8- 25844

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunGard Institutional Brokerage Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2100 Enterprise Avenue
(No. and Street)

Geneva	IL	60134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Carver 630-482-5176
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

One North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/8/14

OATH OR AFFIRMATION

I, Jason M. Carver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunGard Institutional Brokerage Inc, as of February 26, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
COLLEEN M BENJAMIN
Notary Public - State of Illinois
My Commission Expires Mar 30, 2015

[signature]
Signature

Senior Managing Director, Finance
Title

Colleen M. Benjamin
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2013
Available for Public Inspection

pwc

SunGard Institutional Brokerage Inc.

Statement of Financial Condition
December 31, 2013
Available for Public Inspection

SunGard Institutional Brokerage Inc.
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Directors and Shareholder of
SunGard Institutional Brokerage Inc.

We have audited the accompanying statement of financial condition of SunGard Institutional Brokerage Inc. (the "Company") as of December 31, 2013.

Management's Responsibility for Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SunGard Institutional Brokerage Inc. at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 26, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

SunGard Institutional Brokerage Inc.
Statement of Financial Condition
December 31, 2013

(expressed in U.S. Dollars)

Assets	
Cash	$ 21,012,531
Accounts receivable, net of allowance of $284,788	13,525,849
Due from affiliates and Parent	94,935
Furniture, equipment, software and leasehold improvements, at cost, less accumulated depreciation and amortization of $12,722,828	3,681,828
Deferred tax asset, net	1,287,130
Prepaid expenses and other assets	1,310,844
Total assets	$ 40,913,117
Liabilities and Shareholder's Equity	
Liabilities	
Due to affiliates and Parent	$ 1,910,361
Accrued compensation and benefits	2,516,072
Accrued expenses and other liabilities	2,364,074
Fees payable	2,908,610
Deferred tax liability	191,014
Total liabilities	9,890,131
Commitments and contingencies (Note 10)	
Shareholder's equity	$31,022,986
Total shareholder's equity	31,022,986
Total liabilities and shareholder's equity	$40,913,117

The accompanying notes are an integral part of this financial statement.

1. Organization

SunGard Institutional Brokerage Inc. (the "Company" or "SIBI") is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of SunGard Investment Ventures LLC (the "Parent"), whose parent is SunGard Data Systems Inc. ("SunGard").

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company offers an electronic order routing network for placing securities trades through brokers and ECNs, and has an alliance with a major financial institution that provides straight-through securities processing to the investment management community. Additionally, the Company provides an interactive trading link between various employee benefit, trust and custodial systems with mutual funds via the National Securities Clearing Corporation ("NSCC") and acts as an asset aggregator for money market mutual funds. These services are offered under agreement with a registered broker/dealer in securities with FINRA. The Company also has an agreement with another broker/dealer to provide custodial, trust, clearing and other services.

The Company generates commissions from introducing securities transactions on behalf of its customers.

The Company records commission revenue, transaction based fee income and related expenses on a trade-date basis. The Company is party to agreements with third parties, whereby the Company collects fees on behalf of these third parties and is entitled to retain a portion of the fees collected in exchange for various services provided. Revenue under these agreements is recorded net and amounts due under this agreement are recorded on the statement of financial condition as fees payable.

Revenue from consulting fees, interest income and other miscellaneous fees are recorded when earned.

Clearance and execution fees represent brokerage, clearing and service fees paid to clearing brokers and are recognized on a trade date basis.

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash and cash equivalents.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses. The allowance is increased by provisions and recoveries and is reduced by charge offs.

Management estimates that the fair value of financial assets and liabilities recognized on the statement of financial condition approximate carrying value, due to their short term nature.

Furniture and equipment are recorded at cost less accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives ranging from two to ten years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic life of the improvement or the life of the lease.

Costs associated with purchased software, software obtained through business acquisitions, and new products and enhancements to existing products that are technologically feasible and recoverable are capitalized and amortized over the estimated useful lives or the remaining license term, whichever is shorter, using the straight-line method starting once the product is in use.

The Company is included in the consolidated federal and certain unitary state tax returns of SunGard. The Company computes its federal tax provision on a separate-company basis together with a portion of its state income tax provision for certain states in which it files separately. In addition, pursuant to an informal tax-sharing agreement, the Company records expense allocations from SunGard for its share of state income tax expense attributable to its inclusion in the SunGard unitary state tax returns. These amounts and the separately computed federal tax provision described above are settled periodically with SunGard. Under the informal tax sharing agreement, liabilities for unrecognized tax benefits are retained at the Parent company level.

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing deferred tax assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using *enacted* tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

As of December 31, 2013, the Company has reviewed all open tax years and major jurisdictions. The earliest open tax year is the year ended December 31, 2004, for certain states in the United States. There is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

Certain employees of the Company participate in SunGard's stock option and award plans. SunGard applies the authoritative guidance of ASC 718 *Compensation-Stock Compensation*, using the modified prospective method, which requires companies to record stock compensation expense for all unvested and new awards as of the adoption date. See Note 6 for more information on stock-based compensation.

3. Fair Value Measurements

As of December 31, 2013, the Company had assets of $ 0 classified as Level 1, 2, & 3.

The Company had no Level 3 financial instruments during the year ended December 31, 2013 and there were no transfers between Level 2 and 3.

4. Related-Party Transactions

The Company reimburses affiliates for rent paid on its behalf for certain of its Connecticut, San Francisco and Illinois offices.

The Company settles all inter-company transactions with SunGard and its subsidiaries on a monthly basis throughout the year. The amounts due from and due to Parent and affiliates represent unsettled transactions at December 31, 2013. Due to/from affiliates and Parent recorded on the statement of financial condition consist primarily of income taxes, technology, consulting services and employee benefits payable to the Parent.

5. Furniture, Equipment, Software and Leasehold Improvements

As of December 31, 2013, furniture, equipment, software and leasehold improvements included the following:

Software	$ 3,294,039
Internally developed software	3,554,096
Telecommunications equipment	228,897
Computer	7,774,228
Furniture and fixtures	666,772
Leasehold improvements	886,624
	16,404,656
Accumulated depreciation and amortization	(12,722,828)
	$ 3,681,828

6. Stock Option and Award Plans

To provide long-term equity incentives, the SunGard Management Incentive Plan was established. Under this plan, certain management and key employees are granted time-based options or a combination of time-based and performance-based options to purchase stock in SunGard Data Systems Inc. (the ultimate Parent).

7. Savings Plans

The Company participates in a 401(k) defined contribution Plan (the "Plan") sponsored by its Parent covering substantially all Company employees. The Plan provides that contributions by Company employees are matched with cash contributions by the Company subject to certain limitations, including a limitation on the Company's contributions to 4% of the employee's compensation.

8. Income Taxes

At December 31, 2013, the Company has a long term Federal and state deferred tax asset of $1,287,130 and a short term deferred tax liability of $191,014. The significant component of the net deferred tax asset relates primarily to identifiable intangible assets. The Company has concluded that it is more likely than not that the deferred tax asset will be realized and, therefore, no valuation allowance is required.

In addition, at December 31, 2013, the Company has a income tax payable to the Parent and state and local tax authorities of $788,435. This is included in due to affiliates and Parent on the statement of financial condition.

9. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $12,298,058, which exceeded the minimum requirement of $659,342 by $11,638,716. The Company's net capital ratio to aggregate indebtedness was 0.80 to 1.

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(ii).

10. Commitments and Contingencies

The Company no longer leases office space and equipment under lease agreements and does not have other operating commitments. The Company is charged for the spaces it occupies by its affiliates.

The Company is engaged in various legal actions in the normal course of its operations. The status of these legal actions is actively monitored by management. If management believes, based on available information, that an adverse outcome upon resolution of a given legal action was probable and the amount of that adverse outcome was reasonable to estimate, a loss would be recognized and a related liability recorded. There were no liabilities for losses recognized as of December 31, 2013.

Legal actions are subject to inherent uncertainties and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information there are no pending or threatened legal actions against the Company at December 31, 2013.

11. Credit Risk, Concentration Risk, Guarantees and Indemnification

The Company clears all of its customers' securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from its customers' failure to fulfill their contractual obligations.

The Company generates approximately 32% of its revenue from a single large financial services customer.

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price. The Company is unable to determine the maximum exposure related to this indemnification. Management believes that the clearing deposits held by the clearing brokers at December 31, 2013 are adequate to mitigate the risk of material loss.

In addition, the Company has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. The Company monitors the financial standing of its clearing brokers and all customers and counterparties to whom it extends credit.

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes the risk of loss related to these arrangements is remote.

The Company maintains its cash balances in several accounts with various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company's uninsured cash balance with these financial institutions was $20,762,531.

12. Subsequent Events

Effective January 1, 2014, the company merged into SunGard Securities & Brokerage Services, LLC ("SBSS"), an affiliated entity, with SBSS being the surviving entity. As a result, all outstanding stock of the company was cancelled at the time of the merger. The merger was accounted for as a transaction between entities under common control, in accordance with ASC 805-50-30.

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